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MAR 3 0 2004
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04018278

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SEC FILE NUMBER
8 - 44874

ANNUAL AUDITED REPORT
FORM X-17A-5
PART III

FACING PAGE

Information Required of Brokers and Dealers Pursuant to Section 17 of the Securities Exchange Act of 1934 and Rule 17a-5 Thereunder

REPORT FOR THE PERIOD BEGINNING 01/01/03 (MM/DD/YY) AND ENDING 12/31/03 (MM/DD/YY)

A. REGISTRANT IDENTIFICATION

NAME OF BROKER-DEALER:
Monex Securities, Inc.

OFFICIAL USE ONLY
FIRM ID. NO.

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

48 Wall Street, 29th Floor
(No. and Street)

New York	New York	10005
(City)	(State)	(Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT

Vincent A. Buchanan — (212) 809-7171
(Area Code – Telephone No.)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*

Phillip V. George, PLLC
(Name – if individual, state last, first, middle name)

2300 Honey Locust Drive	**Irving**	**Texas**	**75063**
(Address)	(City)	(State)	(Zip Code)

CHECK ONE:

- ■ Certified Public Accountant
- ☐ Public Accountant
- ☐ Accountant not resident in United States or any of its possessions.

PROCESSED
APR 07 2004
THOMSON FINANCIAL

FOR OFFICIAL USE ONLY

**Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See section 240.17a-5(e)(2).*

OATH OR AFFIRMATION

I, Vincent A. Buchanan, swear (or affirm) that, to the best of my knowledge and belief the accompanying financial statement and supporting schedules pertaining to the firm of **Monex Securities, Inc.**, as of December 31, 20 03, are true and correct. I further swear (or affirm) that neither the company nor any partner, proprietor, principal officer or director has any proprietary interest in any account classified solely as that of a customer, except as follows:

NONE

Signature

Financial & Operations Principal

Title

Notary Public

John A. Hagen
Notary Public, State of New York
Registration #01HA6011301
Qualified In New York County
My Commission Expires Aug. 3, 2006

This report** contains (check all applicable boxes):

- ■ (a) Facing page.
- ■ (b) Statement of Financial Condition.
- ■ (c) Statement of Income (Loss).
- ■ (d) Statement of Cash Flows.
- ■ (e) Statement of Changes in Stockholders' Equity or Partners' or Sole Proprietor's Capital.
- □ (f) Statement of Changes in Liabilities Subordinated to Claims of Creditors.
- ■ (g) Computation of Net Capital.
- □ (h) Computation for Determination of Reserve Requirements Pursuant to Rule 15c3-3.
- □ (i) Information Relating to the Possession or control Requirements Under Rule 15c3-3.
- ■ (j) A Reconciliation, including appropriate explanation, of the Computation of Net Capital Under Rule 15c3-1 and the Computation for Determination of the Reserve Requirements Under Exhibit A of Rule 15c3-3.
- □ (k) A Reconciliation between the audited and unaudited Statements of Financial Condition with respect to methods of consolidation.
- ■ (l) An Oath or Affirmation.
- □ (m) A copy of the SIPC Supplemental Report.
- □ (n) A report describing any material inadequacies found to exist or found to have existed since the date of the previous audit.
- ■ (o) Independent auditor's report on the internal control as required by SEC rule 17a-5.

***For conditions of confidential treatment of certain portions of this filing, see section 240.17a-5(e)(3).*

MONEX SECURITIES, INC.

FINANCIAL REPORT

DECEMBER 31, 2003

CONTENTS

INDEPENDENT AUDITOR'S REPORT	1
FINANCIAL STATEMENTS	
Statement of financial condition	2
Statement of income	3
Statement of changes in stockholder's equity	4
Statement of cash flows	5
Notes to financial statements	6 - 8
SUPPLEMENTARY SCHEDULES	
I. Computation of net capital and aggregate indebtedness pursuant to Rule 15c3-1	9
II. Reconciliation of the computation of net capital with that of the registrant as filed in Part IIA of Form X-17a-5	10
INDEPENDENT AUDITOR'S REPORT ON INTERNAL CONTROL	11 – 12

PHILLIP V. GEORGE, PLLC
CERTIFIED PUBLIC ACCOUNTANT

INDEPENDENT AUDITOR'S REPORT

Board of Directors
Monex Securities, Inc.

We have audited the accompanying statement of financial condition of Monex Securities, Inc. (a wholly-owned subsidiary of Monex Casa de Bolsa, S.A. de C.V.) as of December 31, 2003, and the related statements of income, changes in stockholder's equity, and cash flows for the year then ended that you are filing pursuant to rule 17a-5 under the Securities Exchange Act of 1934. These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these financial statements based on our audit.

We conducted our audit in accordance with auditing standards generally accepted in the United States of America. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audit provides a reasonable basis for our opinion.

In our opinion, the financial statements referred to above present fairly, in all material respects, the financial position of Monex Securities, Inc. as of December 31, 2003, and the results of its operations and its cash flows for the year then ended, in conformity with accounting principles generally accepted in the United States of America.

Our audit was conducted for the purpose of forming an opinion on the basic financial statements taken as a whole. The information contained in Schedules I and II is presented for purposes of additional analysis and is not a required part of the basic financial statements, but is supplementary information required by rule 17a-5 under the Securities Exchange Act of 1934. Such information has been subjected to the auditing procedures applied in the audit of the basic financial statements and, in our opinion, is fairly stated in all material respects in relation to the basic financial statements taken as a whole.

Phillip V. George, PLLC

PHILLIP V. GEORGE, PLLC

Irving, Texas
January 21, 2004

2300 Honey Locust Drive Irving, TX 75063 (214) 358-5150 Fax (214) 358-0222

MONEX SECURITIES, INC.
Statement of Financial Condition
December 31, 2003

ASSETS

Cash and cash equivalents	$ 1,093,062
Receivable from clearing broker/dealer	96,231
Prepaid expenses	6,801
TOTAL ASSETS	$ 1,196,094

LIABILITIES AND STOCKHOLDER'S EQUITY

Liabilities

Accounts payable	$ 13,216
Commissions payable	43,322
Accrued expenses	11,500
Services fee payable to Parent	162,153
Return of capital payable to Parent	36,000
Total Liabilities	266,191

Stockholder's Equity

Common stock, 1,000 shares authorized, issued, and outstanding, $.01 par value	10
Additional paid-in capital	1,213,398
Accumulated deficit	(283,505)
TOTAL STOCKHOLDER'S EQUITY	929,903
TOTAL LIABILITIES AND STOCKHOLDER'S EQUITY	$ 1,196,094

See notes to financial statements.

MONEX SECURITIES, INC.
Statement of Income
Year Ended December 31, 2003

Revenue	
Securities commissions	$ 1,529,882
Interest income	8,783
TOTAL REVENUE	1,538,665
Expenses	
Compensation and related costs	539,450
Clearing and other charges	252,798
Services fees paid to Parent	162,153
Regulatory fees and expenses	13,207
Professional fees	64,130
Other expenses	13,289
TOTAL EXPENSES	1,045,027
NET INCOME	$ 493,638

See notes to financial statements.

MONEX SECURITIES, INC.
Statement of Changes in Stockholder's Equity
Year Ended December 31, 2003

	Common Shares	Common Stock	Additional Paid-in Capital	Accumulated Deficit	Total
Balances at December 31, 2002	1,000	$ 10	$ 1,249,398	$ (777,143)	$ 472,265
Return of capital to Parent	-	-	(36,000)	-	(36,000)
Net income	-	-	-	493,638	493,638
Balances at December 31, 2003	1,000	$ 10	$ 1,213,398	$ (283,505)	$ 929,903

See notes to financial statements.

MONEX SECURITIES, INC.
Statement of Cash Flows
Year Ended December 31, 2003

Cash flows from operating activities:	
Net income	$ 493,638
Adjustments to reconcile net income to net cash provided by operating activities:	
Changes in assets and liabilities	
Decrease in United States Treasury Bills	379,925
Increase in receivable from clearing broker/dealer	(57,048)
Decrease in receivable from broker/dealer	5,000
Increase in prepaid expenses	(1,544)
Increase in accounts payable	9,169
Increase in commissions payable	43,322
Decrease in accrued expenses	(17,064)
Increase in services fee payable to Parent	162,153
Net cash provided by operating activities	1,017,551
Increase in cash and cash equivalents	1,017,551
Cash and cash equivalents and restricted cash at beginning of year	75,511
Cash and cash equivalents at end of year	$1,093,062

Non-Cash Financing Activities:

The Company declared a return of capital of $36,000 to the Parent which is accrued at December 31, 2003 (See Note 5).

Supplemental Disclosures of Cash Flow Information:

There was no cash paid during the year for interest or income taxes.

See notes to financial statements.

MONEX SECURITIES, INC.
Notes to Financial Statements

Note 1 - <u>Nature of Business and Summary of Significant Accounting Policies</u>

Nature of Business:

Monex Securities, Inc. (Company) was organized in January 1992 as a Delaware corporation. The Company is wholly-owned by Monex Casa de Bolsa, S.A. de C.V. (Parent), a registered Mexican broker. The Company is registered as a broker/dealer with the Securities and Exchange Commission (SEC) and is a member of the National Association of Securities Dealers, Inc. (NASD). The Company's sales operations are substantially conducted in Mexico primarily with individuals and institutions located throughout Mexico.

Significant Accounting Policies:

<u>Basis of Accounting</u>

The Company operates under the provisions of Paragraph (k)(2)(ii) of Rule 15c3-3 of the SEC and, accordingly, is exempt from the remaining provisions of that Rule. Essentially, the requirements of Paragraph (k)(2)(ii) provide that the Company clear all transactions on behalf of customers on a fully disclosed basis with a clearing broker/dealer, and promptly transmit all customer funds and securities to the clearing broker/dealer. The clearing broker/dealer carries all of the accounts of the customers and maintains and preserves all related books and records as are customarily kept by a clearing broker/dealer.

<u>Use of Estimates</u>

The preparation of financial statements in conformity with generally accepted accounting principles requires management to make estimates and assumptions that affect the reported amounts of the assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenues and expenses during the reporting period. Actual results could differ from those estimates.

<u>Cash Equivalents</u>

Money market funds are reflected as cash equivalents in the accompanying statement of financial condition and for purposes of the statement of cash flows.

<u>Security Transactions</u>

Security transactions and the related commission revenue and expenses are recorded on a trade date basis.

Note 2 - Transactions with Clearing Broker/Dealer

The agreement with the clearing broker/dealer provides for clearing charges at a fixed rate multiplied by the number of tickets traded by the Company. The agreement also requires the Company to maintain excess net capital of not less than $25,000 at all times.

Note 3 - Net Capital Requirements

The Company is subject to the SEC uniform net capital rule (Rule 15c3-1), which requires the maintenance of a minimum amount of net capital and requires that the ratio of aggregate indebtedness to net capital, both as defined, shall not exceed 15 to 1. Rule 15c3-1 also provides that equity capital may not be withdrawn or cash dividends paid if the resulting net capital ratio would exceed 10 to 1. At December 31, 2003, the Company had net capital and net capital requirements of $900,107 and $17,744 respectively. The Company's net capital ratio was .30 to 1.

Note 4 - Income Taxes

The Company had taxable income for the year ended December 31, 2003; however, the entire amount was offset by a net operating loss carryforward; therefore, there is no current provision for federal income taxes. The Company has a net operating loss carryforward remaining of approximately $224,000 available to offset future taxable income which begins expiring in 2009.

The net operating loss carryforward creates a deferred tax asset of approximately $76,000, however, the entire amount has been offset by a valuation allowance; therefore, there is no deferred tax asset recognized in the accompanying statement of financial condition.

Note 5 - Related Party Transactions

The Company entered into a services agreement (Agreement) with its Parent effective in January 2003. The Agreement requires the Parent to provide administrative services to the Company. The Company is required to repay the costs incurred by the Parent under the agreement plus a 12% markup. The term of the agreement is indefinite and may be terminated by either party with 90 days written notice. The total amount incurred under this Agreement for the year ended December 31, 2003 was $162,153, which is accrued at December 31, 2003.

The Company declared a $36,000 return of capital to the Parent in 2003, which is accrued at December 31, 2003.

Note 6 - Off-Balance-Sheet Risk and Concentration of Credit Risk

As discussed in Note 1, the Company's customers' securities transactions are introduced on a fully disclosed basis with its clearing broker/dealer. The clearing broker/dealer carries all of the accounts of the customers of the Company and is responsible for execution, collection and payment of funds, and receipt and delivery of securities relative to customer transactions. Off-balance-sheet risk exists with respect to these transactions due to the possibility that customers may be unable to fulfill their contractual commitments wherein the clearing broker/dealer may charge any losses it incurs to the Company. The Company seeks to minimize this risk through procedures designed to monitor the credit worthiness of its customers and that customer transactions are executed properly by the clearing broker/dealer.

Cash held at December 31, 2003 exceeded the federally insured limit by $93,314; however, this at risk amount is subject to significant fluctuations on a daily basis

The Company has $995,979 or approximately 83%, of its total assets in cash equivalents and a receivable due from or held by the Company's clearing broker/dealer.

Schedule I

MONEX SECURITIES, INC.
Computation of Net Capital and Aggregate Indebtedness
Pursuant to Rule 15c3-1
December 31, 2003

Total stockholder's equity qualified for net capital	$ 929,903
Other deduction	
Excess fidelity bond deductible	5,000
Total Capital	924,903
Deductions and/or charges	
Non-allowable assets:	
Prepaid expenses	6,801
Net capital before haircuts on securities positions	918,102
Haircuts on securities:	
Money market funds	17,995
Net Capital	$ 900,107
Aggregate indebtedness	
Accounts payable	$ 13,216
Commissions payable	43,322
Accrued expenses	11,500
Services fee payable to Parent	162,153
Payable to related party	36,000
Total aggregate indebtedness	$ 266,191
Computation of basic net capital requirement	
Minimum net capital required (greater of $5,000 or 6 2/3% of aggregate indebtedness)	$ 17,744
Net capital in excess of minimum requirement	$ 882,363
Ratio of aggregate indebtedness to net capital	.30 to 1

Schedule II

MONEX SECURITIES, INC.
Reconciliation of the Computation of Net Capital
with that of the Registrant as
Filed in Part IIA of Form X-17a-5
As of December 31, 2003

Net capital as reported by Registrant in Part IIA of Form X-17a-5 as of December 31, 2003 (unaudited)	905,107
Audit adjustments:	
Decrease in receivable from broker/dealer	(5,000)
Net capital as computed on Schedule I	$ 900,107

PHILLIP V. GEORGE, PLLC
CERTIFIED PUBLIC ACCOUNTANT

INDEPENDENT AUDITOR'S REPORT ON INTERNAL CONTROL

Board of Directors
Monex Securities, Inc.

In planning and performing our audit of the financial statements and supplemental schedules of Monex Securities, Inc. (the Company) for the year ended December 31, 2003, we considered its internal control, including control activities for safeguarding securities, in order to determine our auditing procedures for the purpose of expressing our opinion on the financial statements and not to provide assurance on internal control.

Also as required by rule 17a-5(g)(1) of the Securities and Exchange Commission (SEC), we have made a study of the practices and procedures followed by the Company including tests of such practices and procedures that we considered relevant to the objectives stated in rule 17a-5(g) in making the periodic computations of aggregate indebtedness and net capital under rule 17a-3(a)(11) and for determining compliance with the exemptive provisions of rule 15c3-3. Because the Company does not carry securities accounts for customers or perform custodial functions relating to customer securities, we did not review the practices and procedures followed by the Company in any of the following:

1. Making quarterly securities examinations, counts, verifications and comparisons

2. Recordation of differences required by rule 17a-13

3. Complying with the requirements for prompt payment for securities under Section 8 of Federal Reserve Regulation T of the Board of Governors of the Federal Reserve System.

The management of the Company is responsible for establishing and maintaining internal control and the practices and procedures referred to in the preceding paragraph. In fulfilling this responsibility, estimates and judgments by management are required to assess the expected benefits and related costs of controls and of the practices and procedures referred to in the preceding paragraph, and to assess whether those practices and procedures can be expected to achieve the SEC's above-mentioned objectives. Two of the objectives of internal control and the practices and procedures are to provide management with reasonable but not absolute assurance that assets for which the Company has responsibility are safeguarded against loss from unauthorized use or disposition, and that transactions are executed in accordance with management's authorization and recorded properly to permit preparation of financial statements in accordance with generally accepted accounting principles. Rule 17a-5(g) lists additional objectives of the practices and procedures listed in the preceding paragraph.

2300 Honey Locust Drive Irving, TX 75063 (214) 358-5150 Fax (214) 358-0222

Because of inherent limitations in internal control or the practices and procedures referred to above, error or fraud may occur and not be detected. Also, projection of any evaluation of them to future periods is subject to the risk that they may become inadequate because of changes in conditions or that the effectiveness of their design and operation may deteriorate.

Our consideration of internal control would not necessarily disclose all matters in internal control that might be material weaknesses under standards established by the American Institute of Certified Public Accountants. A material weakness is a condition in which the design or operation of the specific internal control components does not reduce to a relatively low level the risk that error or fraud in amounts that would be material in relation to the financial statements being audited may occur and not be detected within a timely period by employees in the normal course of performing their assigned functions. However, we noted no matters involving internal control, including control activities for safeguarding securities that we consider to be material weaknesses as defined above.

We understand that practices and procedures that accomplish the objectives referred to in the second paragraph of this report are considered by the SEC to be adequate for its purposes in accordance with the Securities Exchange Act of 1934 and related regulations, and that practices and procedures that do not accomplish such objectives in all material respects indicate a material inadequacy for such purposes. Based on this understanding and on our study, we believe that the Company's practices and procedures were adequate at December 31, 2003 to meet the SEC's objectives.

This report is intended solely for use of the Board of Directors, management, the SEC, the National Association of Securities Dealers, Inc. and other regulatory agencies that rely on rule 17a-5(g) under the Securities Exchange Act of 1934 in their regulation of registered brokers and dealers, and is not intended to be and should not be used by anyone other than these specified parties.

Phillip V. George, PLLC

PHILLIP V. GEORGE, PLLC

Irving, Texas
January 21, 2004